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                                                                    EXHIBIT 99.8

[LETTERHEAD OF WHEATON RIVER MINERALS LTD.]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                Toronto Stock Exchange: WRM
November 01, 2002

WHEATON RIVER SELLS BELLAVISTA GOLD PROJECT

Wheaton River Minerals Ltd. is pleased to announce that it has completed the sale of its 100% interest in the Bellavista gold project in Costa Rica to Glencairn Explorations Ltd.

In consideration Wheaton River will receive US$250,000 and 750,000 common shares of Glencairn Explorations.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, the timing of the development of new deposits, the Company's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in the Annual Information Form and in the Form 20-F as on file with the Securities and Exchange Commission in Washington D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place under reliance on forward-looking statements.